Exhibit 99.12

NICE Releases 2021-2022 Environmental, Social and Governance (ESG) Report,
Demonstrating Positive Impact of Cloud-Based Solutions

Newly released ESG report highlights the power of NICE’s proactive approach to ESG, enabling more sustainable and responsible operations while creating long-term value for all stakeholders

Hoboken, N.J., June 21, 2023 – NICE (Nasdaq: NICE) today announced the release of its 2021-2022 Environmental, Social and Governance (ESG) report. NICE remains deeply committed to social contribution, environmental sustainability and good corporate citizenship. NICE delivered on its goals set out in the inaugural ESG report released last year and outlined its goals for 2023 in the report, which adheres to GRI Materiality Disclosure Service standards.

Access the full report here.

In the environmental realm, NICE reported a decrease in scope 1 and scope 2 CO2e emission intensity. NICE recognizes climate change as one of the biggest threats to society, and in this context is committed to improving the organization’s institutional capacity to assist with climate change mitigation. NICE’s cloud-centered strategy promotes efficient energy consumption for customers, without them needing to compromise on high-quality solutions. NICE has put an increased focus on sustainability in its products that reduce carbon emissions because of minimizing dark data. NICE is also proud to have chosen data center providers that mainly consume electricity sourced from renewable energy, resulting in low data center emissions, and NICE continues to collect data on carbon emissions and water consumption to increase transparency.

When it comes to social activity, NICE increased its employee headcount to nearly 8000 employees at the end of 2022. NICE understands that its employees and communities are essential to its success. NICE also shifted to a hybrid working model, providing flexibility for employees. Furthermore, NICE launched several leadership development programs such as Lead2Win, Growing Peas in Space, and the Accelerated Leadership Program in 2022, which have proven successful in providing managers with new skills and knowledge, leading to better decision-making and increased effectiveness in managing teams. NICE continues its commitment to empowering girls to explore and excel in technology through its Code:Coda program to address the gender gap and improve the diversity in the high-tech sector.

In the area of corporate governance, additional highlights of NICE’s ESG report include that in both 2021 and 2022, 100% of NICE’s employees participated in comprehensive compliance training. The report also highlighted, because of NICE’s continued focus on customer experience, the NPS score improved by over 20 points. Additionally, in 2022, the overall satisfaction with the different domains improved by up to 5 points year-over-year.

Additionally, due to the company's ongoing commitment to sustainability and other ESG-related principles, in early 2023, NICE established an ESG Steering Committee, dedicated to overseeing all relevant topics within our company and throughout our lines of business.

Barak Eilam, CEO, NICE, said, “This report outlines NICE’s clear long-term strategy and coordinated execution in cementing our leadership in the markets in which we operate. It is our core mission to make the world a better place. We are doing that through keeping people secure with our Public Safety first-responder solutions, preventing financial fraud and crime with our compliance solutions and driving exceptional customer experience with our AI and customer engagement solutions.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.